                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         NETSCAPE COMMUNICATIONS CORPORATION
            ------------------------------------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
            ------------------------------------------------------------
                            (Title of Class of Securities)

                                      641149109
                                      ---------
                                    (CUSIP Number)


                                  JAMES H. CLARK
                             501 EAST MIDDLEFIELD ROAD
                          MOUNTAIN VIEW, CALIFORNIA  94043
                                   (650) 254-1900
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                  November 23, 1998
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP No. 641149109                                    Page 2 of 8 Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Persons.  S.S. or I.R.S. Identification No. of Above
     Person

     James H. Clark
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Mr. Clark is a citizen of the United States.
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned                 N/A
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    14,429,336
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    14,429,336
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     14,429,336
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     14.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP No. 641149109                                    Page 3 of 8 Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Persons.  S.S. or I.R.S. Identification No. of Above
     Person

     Monaco Partners LP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Monaco Partners LP is a Nevada limited partnership.
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned                 N/A
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    11,699,643
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    11,699,643
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     11,699,643
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     11.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     ON
-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP No. 641149109                                    Page 4 of 8 Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Persons.  S.S. or I.R.S. Identification No. of Above
     Person

     Clark Ventures Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Clark Ventures Inc. is a Nevada corporation.
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned                 N/A
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    900,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    900,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     900,000
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP No. 641149109                                    Page 5 of 8 Pages

James H. Clark previously filed a Schedule 13G relating to the shares of the Common Stock of Netscape Communications Corporation, a Delaware corporation ("Netscape" or "Issuer") beneficially owned by him (the "Securities"), including those shares held by Monaco Partners LP, a Nevada limited partnership, and Clark Ventures Inc., a Nevada corporation (together with Mr. Clark, the "Reporting Persons"). The Securities have become subject to a Voting Agreement entered into by the Reporting Persons, certain other stockholders of Netscape and America Online, Inc., a Delaware corporation, ("AOL") pursuant to which the Reporting Persons have agreed to vote the Securities in favor of the merger of a wholly-owned subsidiary of AOL with and into Netscape. As a result of entering into the Voting Agreement, the Reporting Persons may be deemed to have formed a group with AOL for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-5(b)(1) thereunder. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission, for purposes of the Exchange Act, that they have formed any such group.

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the Common Stock of Netscape. The principal executive offices of Netscape are located at 501 East Middlefield Road, Mountain View, California 94043.

ITEM 2.   IDENTITY AND BACKGROUND.

          The Reporting Persons filing this statement are James H. Clark, an individual, Monaco Partners LP, a Nevada limited partnership and Clark Ventures Inc., a Nevada corporation, each of which entity is affiliated with Mr. Clark. Mr. Clark is Chairman of the Board of Netscape, a corporation that maintains its portal, Netcenter, and develops, markets and supports software for enterprise servers, commercial applications and development tools, targeted primarily at corporate intranets and extranets. The business address of Mr. Clark is Netscape Communications Corporation, 501 East Middlefield Road, Mountain View, California 94043.

          Monaco Partners LP is an investment partnership. Its address is 777 East William Street, Suite 201, Carson City, Nevada 89701. Clark Ventures Inc. is an operating and investing entity. Its address is 777 East William Street, Suite 201, Carson City, Nevada 89701.

          Mr. Clark is not required to disclose legal proceedings pursuant to Items 2(d) or 2(e). Each of Monaco Partners LP and Clark Ventures Inc. is not, and has not been during the last five years, subject to any legal proceeding described in Items 2(d) or 2(e).

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Reporting Persons used their own funds to acquire Securities.

                                     SCHEDULE 13D

CUSIP No. 641149109                                    Page 6 of 8 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

          (a) - (b) The Reporting Persons acquired the Securities for investment purposes. This statement on Schedule 13D is made in connection with an Agreement and Plan of Merger, dated as of November 23, 1998, by and among AOL, Apollo Acquisition Corp., a Delaware corporation and newly-formed wholly-owned direct subsidiary of AOL ("Newco"), and Netscape (the "Merger Agreement"), providing for the merger (the "Merger") of Newco with and into Netscape, with Netscape as the surviving corporation, pursuant to which each outstanding share of Common Stock of Netscape will be converted into the right to receive .45 shares of common stock, par value $0.01 per share, of AOL. The Merger is subject to the approval of the Merger Agreement by Netscape's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger and the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is included as Exhibit 1 to this Schedule 13D and is incorporated herein in its entirety by reference.

          As an inducement for AOL to enter into the Merger Agreement, and in consideration therefor, the Reporting Persons, Marc L. Andreessen, certain trusts of which Mr. Andreessen is trustee, and James L. Barksdale (collectively, the "Stockholders"), entered into a Voting Agreement (the "Voting Agreement"), dated as of November
          23, 1998, with AOL whereby the Stockholders agreed, severally and not jointly, to vote all of the shares of Common Stock of Netscape beneficially owned by them in favor of the approval and adoption of the Merger Agreement. The Voting Agreement terminates upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement. The purpose of the Voting Agreement is to facilitate consummation of the Merger. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 2 of this Schedule 13D and incorporated herein in its entirety by reference.

          Upon consummation of the Merger as contemplated by the Merger Agreement, (a) Newco will be merged into Netscape, (b) the Board of Directors of Netscape will be replaced by the Board of directors of Newco, (c) the Certificate of Incorporation and Bylaws of Netscape will be replaced by the Certificate of Incorporation and Bylaws of Newco, (d) the shares of Netscape will cease to be authorized for listing on the Nasdaq National Market and (e) the shares of Netscape will become eligible for termination of registration pursuant to
          Section 12(g)(4) of the Exchange Act.

                                     SCHEDULE 13D

CUSIP No. 641149109                                    Page 7 of 8 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) Mr. Clark is the benefical owner of all 14,429,336 shares of Common Stock of Netscape held by the Reporting Persons, constituting approximately 14.4% of the issued and outstanding Common Stock of Netscape. Such figure includes: (i) 1,829,493 shares held directly by Mr. Clark; (ii) 200 shares issuable to Mr. Clark pursuant to options exercisable within sixty (60) days of December 2, 1998;
          (iii) 11,699,643 shares held by Monaco Partners LP; and (iv) 900,000 shares held by Clark Ventures Inc. Mr. Clark is affiliated with Monaco Partners LP and Clark Ventures Inc. The Reporting Persons have shared power to vote or direct the vote of, and sole power to dispose of or direct the disposition of the Securities.

          (c) There have been no transactions by the Reporting Persons in shares of Common Stock of Netscape during the past 60 days.

          (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Securities.

          (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Copies of the Merger Agreement and the Voting Agreement are attached as Exhibits hereto and, to the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of Netscape.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits:

          1. Agreement and Plan of Merger, dated as of November 23, 1998, by and among America Online, Inc., Apollo Acquisition Corp. and Netscape Communications Corporation, without exhibits thereto.

          2. Voting Agreement, dated as of November 23, 1998, by and among America Online, Inc. and each of the parties identified on Schedule A attached thereto.

                                     SCHEDULE 13D

CUSIP No. 641149109                                    Page 8 of 8 Pages

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 1998

                                        /s/ James H. Clark
                                        -----------------------------------
                                        James H. Clark


                                        CLARK VENTURES INC.

                                        /s/ James H. Clark
                                        -----------------------------------
                                        By: James H. Clark


                                        MONACO PARTNERS LP

                                        /s/ James H. Clark
                                        -----------------------------------
                                        By: James H. Clark